UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2, 2015

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

2 December 2015

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

COPPER BRIEFING AND SITE TOUR

BHP Billiton today advised that the Copper site tour will continue on Wednesday, 2 December 2015 with a tour of its Escondida operations.

A copy of the presentation is attached.

Further information on BHP Billiton can be found at www.bhpbilliton.com.

Rachel Agnew

Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

bhpbilliton
Escondida
Enhancing our competitive advantage
Hilmar Rode
Asset President, Escondida
Escondida Norte Pit

Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words.
These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Past performance cannot be relied on as a guide to future performance.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Adjusted effective tax rate, Attributable profit excluding exceptional items, Free cash flow, Gearing Ratio, Net debt, Net operating assets, Underlying attributable profit, Underlying basic earnings per share, Underlying EBIT margin, Underlying EBITDA margin, Underlying EBITDA interest coverage and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
Presentation of data
Unless specified otherwise, all data is presented on a continuing operations basis to exclude the contribution from assets that were demerged with South32 and references to Underlying EBITDA margin and Underlying EBIT margin exclude third party trading activities.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
BHP Billiton Investor Briefing, Escondida December 2015
2
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Statement of Mineral Resources and Mineral Inventory Classifications

Mineral Resources

The information in this presentation that relates to the FY2015 Mineral Resources (inclusive of Ore Reserves) was first reported by the Company in compliance with the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012' ('The JORC Code 2012 Edition') in the 2015 BHP Billiton Annual Report of September 2015.

All reports are available to view on http://www.bhpbilliton.com.

Mineral Resources are reported by: L. Soto (MAusIMM), M Cortes (MAusIMM, both employed by Minera Escondida Limitada) – for Escondida, Pampa Escondida, Pinta Verde, L. Vaccia (MAusIMM, employed by Minera Escondida Limitada) – for Chimborazo.

The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcements and, in the case of estimates of Mineral Resources, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcements continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Persons' findings are presented have not been materially modified from the original market announcements.

The above-mentioned persons are full-time employees of BHP Billiton, unless otherwise stated, and have the required qualifications and experience to qualify as Competent Persons for Mineral Resources under the 2012 edition of the JORC Code. The compilers verify that this presentation is based on and fairly reflects the Mineral Resources information in the supporting documentation and agree with the form and context of the information presented.

Asset	Deposit	Ore Type	Measured Resource (Mt)	Indicated Resource (Mt)	Inferred Resource (Mt)	FY15 ROM production (Mt)	BHP Billiton interest (%)
	Copper						
Escondida Cluster	Escondida[1]	All	5,870 @ 0.64% Cu	3,230 @ 0.50% Cu	10,100 @ 0.50% Cu	193	57.5
	Pampa Escondida	Sulphide	294 @ 0.53% Cu	1,150 @ 0.55% Cu	6,000 @ 0.43% Cu		
	Pinta Verde	All leach ore types	109 @ 0.60% Cu	87 @ 0.52% Cu	52 @ 0.48% Cu		
	Chimborazo	Leach sulphide	NA	139 @ 0.50% Cu	84 @ 0.60% Cu		

1. Escondida includes Escondida and Escondida Norte combined.

BHP Billiton Investor Briefing, Escondida
December 2015
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Key themes

- **Our outstanding safety record is being enhanced by an increased focus on vehicle safety**
- **Our transformation program (E3.0) is delivering a step change in productivity**
  - – targeting a grade-adjusted 20% reduction in unit cost by end FY17[1]
  - – targeting 65% improvement in people productivity by end FY17[2]
- **Our proactive approach to water and power provides a strategic advantage**
- **Our three concentrator strategy will release latent capacity at very low capital intensity**
  - – the Los Colorados Extension (LCE) project will prolong the life of the concentrator until at least FY30
  - – investment ~US$200 million, IRR ~100%, one year execution, approval targeted in H2 FY16
- **~1.2 Mtpa average production capacity for a decade from FY16 with minimal further capital required**
  - – maintaining our competitive position on the cost curve with unit costs of US$1.08/lb by FY17[3]
- **Outstanding resource quality provides optionality for long-term growth through technology**

1. Relative to FY15 and on a FY15 grade-equivalent basis.
2. Relative to FY14.
3. Unit cash costs presented net of one-off items, by-product credits, freight and TCRCs; exchange rates of USD/CLP 729 in FY17e.

BHP Billiton Investor Briefing, Escondida
December 2015
4
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A strong safety culture enabling productivity
Tragically we lost one of our colleagues in FY15
Escondida has one of the lowest TRIFs in the industry at 1.7
Our material safety risk management process focuses on effective critical controls in the field
Our personal HSE programs ensure the physical and mental well being of our people, with a focus on key risks high-altitude health
fatigue
mental wellness
drugs and alcohol
noise and hazardous material exposure reductions
Safety performance
12 month rolling average TRIF1 per million hours worked
10 8 6 4 2 0
FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 YTD FY16
Incidents with potential significant impact2
Index, July 2013=1.00, number of incidents, 3 month rolling average
1.00
0.75
0.50
0.25
0.00
FY14 FY15 FY16 YTD
1 Total Recordable Injury Frequency (TRIF).
2 Incident with uncontrolled release of energy.
BHP Billiton Investor Briefing, Escondida December 2015 5 bhpbilliton

Reducing our exposure to material risks
There have been several fatal accidents on route B-475, the 134 km public access road from Antofagasta to Escondida average of ~1,100 trips per day in FY15
road conditions can include dust, fog, blind spots and extended curves
After a thorough investigation we have intensified our focus on reducing exposure and reinforcing existing controls road design and quality
traffic management
fatigue management
road usage analytics
A 30% reduction in light vehicles on site will also be achieved by December 2015
Trips on route B-475 to Escondida
Trips per day
1,200
800
400
0
FY15 Major projects reduction Reduction in light vehicles Dec 15e (projected)
People Cargo
Reduction of light vehicles on site
Number of vehicles
Targeting a 30% reduction
1,500
1,000
500
0
Initial Reduction YTD Reduction YTD Reduction in progress Dec 15e (projected)
Employees Contractors
BHP Billiton Investor Briefing, Escondida December 2015 6 bhpbilliton

Upholding our licence to operate
Environment
Existing water recovery programs and an additional desalination plant are expected to reduce fresh water consumption by >50% from FY18
Kelar will provide 517 MW of gas-fired power and secure our long-term supply needs in a more sustainable way while providing flexibility
Our greenhouse gas reduction projects have reduced CO2 emissions by 13% since FY14
Community
Partnering with local and indigenous communities
>US$150 million invested since FY12
We are improving the quality of life in Antofagasta through our support of the CREO1 project and other local community programs
Our education initiatives focus on early childhood and social participation, as well as specialised technical training for the mining industry
EWS, Coloso Port
Cultural event, Antofagasta
1. A long-term plan supported by the OECD to improve quality of life in Antofagasta, aligning public and private investment with citizen participation.
BHP Billiton Investor Briefing, Escondida December 2015 7 bhpbilliton

The world’s largest copper mine…
Escondida’s ownership
BHP Billiton 57.5%, operator
Rio Tinto 30%
JECO and JECO2 12.5%1
The world’s largest copper mine
~1.4 Mtpd total material moved from two pits
three concentrators with ~375 ktpd effective throughput capacity oxide and sulphide leaching streams with ~330 ktpa effective cathode capacity
~3.5 Mtpa of concentrate shipments
Delivery of OGP1 and OLAP2 supporting our concentrate and leaching strategy
The Escondida 3.0 (E3.0) transformation program was introduced in FY15
Escondida
Norte Pit
Sulphide
Leach
Pads
Oxide
Leach
Pads
Los Colorados
Concentrator
Escondida
Pit
Cathode
Plant
OGP1 and
Laguna Seca
Concentrators
N
Mine site aerial view
1. JECO Corporation and JECO2 Ltd comprising Mitsubishi Corporation, JX Nippon Mining and Metals Corporation, and Mitsubishi Materials Corporation.
2. Oxide Leach Area Project (OLAP).
BHP Billiton Investor Briefing, Escondida December 2015 8 bhpbilliton

…is becoming the world's best copper mine…

- We have achieved substantial gains since FY14[1]
  - embedded >US$700 million in recurring annual productivity benefits
  - improved people productivity by 48% supported by a 17% headcount reduction
  - reduced total throughput unit cost by 26%[2]
- E3.0 expected to achieve a further ~US$2 billion in recurring annualised gains by the end of FY17
  - achieving productivity safely
  - optimising key value drivers, bottlenecks and synergies across operational areas
  - significantly reducing external spend
  - being a more effective organisation that has a high performance culture

Escondida workforce
Full-time equivalent, '000



15
10
5
0
17% total
FY14
FY15
12 months to Oct 15
3 months to Oct 15
Oct 15
E3.0
Employees
Contractors

Initiative tracking
Productivity benefits, US$ billion



1.0
0.0
1.0
2.0
Total realised
Total unrealised
Cathodes
Concentrators
G&A
Mine
NPI/CHO³
Others
Totals

1. As at 31 October 2015.
2. Weighted average of throughput unit cost of each area, e.g. US$/t ex-pit for mine.
3. Non-process infrastructure (NPI) / Concentrate handling operations (CHO).

BHP Billiton Investor Briefing, Escondida
December 2015

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…with E3.0 driving substantially lower unit costs through scale and efficiency
Targeting a grade adjusted 20% reduction in unit cost by end FY171 additional installed capacity
cross-functional collaboration
Since FY14 we have implemented a US$1 billion external spend reduction program truck fleet costs reduced 25% and productivity improved by 30%
camp services costs reduced 35% and productivity improved by 30%
crusher and conveyor maintenance services costs reduced 50% and productivity improved by 35%
routine concentrator maintenance service costs reduced by 45% and productivity improved 35%
Reducing cost per tonne of material mined
Index, FY12=100
120
100
80
60
FY12 FY13 FY14 FY15 FY16e FY17e
Productivity efforts offset grade decline at Escondida
US$/lb2
1.50
1.00
0.50
0.00
FY12 FY13 FY14 FY15 FY16e FY17e
Unit cost Unit cost (grade adjusted) Grade impact
1. Relative to FY15 and on a FY15 grade-equivalent basis.
2. Unit cash costs presented net of one-off items, by-product credits, freight and TCRCs. One-off items relate to the implementation of the Escondida voluntary redundancy program which is expected to reduce employee head count by >20%.
BHP Billiton Investor Briefing, Escondida December 2015 10 bhpbilliton

Efficient, fully integrated infrastructure
1.4 Mtpd total material movement
Escondida Pit
Escondida Norte Pit
Los Colorados, Laguna Seca and OGP1 concentrator plants
375 ktpd effective concentrator capacity
Crusher
Copper Concentrate
Coloso Port
Waste
Oxide
Mixed Ore
Sulphide
3.5 Mtpa of concentrate shipped
Crusher
Sulphide ore stock
Dumps
Mixed ore stock
290 ktpd of ore stacked
Sulphide bio leach
330 ktpa of effective cathode production capacity
Copper
Oxide ore
cathodes
60 ktpd of ore stacked
stock
Crusher
Oxide acid leach
Ports of
Antofagasta
and
Mejillones
BHP Billiton Investor Briefing, Escondida December 2015 11 bhpbilliton

Mine: moving more material at lower cost
We operate two open pits with the largest mining fleet in Chile total material movement of 1.4 Mtpd
20 electric rope shovels and 172 trucks
Improved equipment productivity has supported a 23% increase in material movement since FY14
9% increase in truck runtime
15% increase in shovel production
Mining costs have reduced 40% since FY14 to ~US$2.0/t, with a further 10% reduction targeted by the end of FY17 improving truck and electric rope shovel Overall Equipment Effectiveness (OEE)
reducing external spend (scope, specification, productivity, low cost country sourcing)
maintenance efficiencies (strategy, tool-in-hand)
1. Full time equivalent (FTE) employees and contractors.
2. Calculated by the BHP Billiton Time Usage Model.
Moving more tonnes per FTE1 at a lower cost...
Index, FY14=100
170
135
100
65
30
FY14
FY15
12 months
3 months
Oct 15
to Oct 15
to Oct 15
Mine unit cost
Material mined per FTE
...through increased truck and shovel productivity2
Truck runtime, % 73 yd shovels, Mtpa
70 30
50 25
30 20
FY14 FY15 12 months 3 months Oct 15
to Oct 15 to Oct 15
Truck run time Shovel production
BHP Billiton Investor Briefing, Escondida December 2015 12 bhpbilliton

Turning water into a strategic advantage
As we increase concentrator throughput to offset grade decline, water has become the bottleneck
Short-term operational improvements have increased water availability and supported higher throughput tailings dam optimisation
desalination plant debottlenecking
asset integrity of water infrastructure
mine dewatering
Our long-term water strategy is designed to enable operation of three concentrators
Monturaqui acquifer permits secured until December 2019
EWS on track for commissioning H2 FY17
improving process efficiency will reduce water demand
Shifting towards greater use of desalination
FY14
Fresh water
26%
Mine drainage
11% 59% Desalination
Recovered water
4%
FY18e
Fresh water
28% 28%
Mine drainage
1% Desalination
Recovered water
43%
BHP Billiton Investor Briefing, Escondida December 2015 13 bhpbilliton

Maximising the value of our resources
OGP1 concentrator achieved mechanical completion in May 2015 ramp up is ahead of schedule with full capacity expected by June 2016
We now have the largest effective concentrator capacity in the world at 375 ktpd
100 ktpd at Los Colorados
130 ktpd at Laguna Seca
145 ktpd at OGP1
Our water and power solutions will enable increased throughput albeit at higher cost enables full utilisation of three concentrators
increased throughput and further productivity gains expected to offset higher water and power costs
OGP1 ramp up is proceeding to plan...
Throughput, % of capacity
100
50
0
1st month 2nd month 3rd month 4th month 5th month
OGP1 Constancia
...including recovery performance
Recovery, %
100
50
0
1st month 2nd month 3rd month 4th month 5th month
OGP1 Constancia
Source: Constancia Mine Site Visit, September 2015.
BHP Billiton Investor Briefing, Escondida December 2015 14 bhpbilliton

Three concentrators will offset grade decline

- Our optimised mine plan has enabled the extension of Los Colorados until at least FY30[1]
- Completion of the low-cost LCE project will support a >70% increase in concentrator throughput by the end of FY17[2]
  - concentrator overhaul
  - optimisation of existing conveyor capacity
  - upgrade of water tanks and tailings dam reticulation
  - investment of ~US$200 million, IRR ~100%
- LCE is currently in feasibility phase with approval to execution expected in H2 FY16[3]
  - first production expected in H2 FY17
  - access to three concentrators expected to achieve ~375 ktpd (~137 Mtpa) in ore throughput
  - expected incremental copper production of ~150 ktpa



Higher throughput offsets grade decline
Mill throughput, Mtpa; Recovery, %
Head grade, %
Completed ramp up OGP1
First production LCE, EWS starts
150
100
50
0
1.5
1.0
0.5
0.0
FY14
FY15
FY16e
FY17e
E3.0
Laguna Seca
OGP1
Los Colorados
Recovery
Head Grade



Improving the efficiency of our LCE investment
Capex, US$ million
IRR, %
700
500
300
100
150
100
50
0
Pre-feasibility (Aug 14)
Pre-feasibility (Oct 14)
Forecast (Oct 15)
Capex
IRR

1. Subject to long-term water availability.
2. Three concentrators with potential to increase throughput capacity to ~375 ktpd relative to the 220 ktpd average achieved in FY14.
3. Subject to Escondida Owners Council approval.

BHP Billiton Investor Briefing, Escondida
December 2015
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Maintaining cathode volumes through productivity and technology

- We can sustain average cathode production of ~310 ktpa through FY17 despite grade decline
  - stacking 90 ktpd of additional material
  - improving pad thermodynamics
- We have a robust long-term oxide leach strategy
  - OLAP ore stacking at design capacity
  - life of oxide leach extended through FY33 with the ability to process mixed ores
  - potential to improve recovery, kinetics and life through chloride enhanced leaching technology
- Our long-term sulphide leach strategy is under review
  - decision to divert sulphide ore feed to the higher value concentrator stream
  - changing sulphide ore mineralogy

Oxide leach throughput

Ore stacked, ktpd


60
30
0
Nov 2014
Jan 2015
Mar 2015
May 2015
Jul 2015
Sep 2015
Average tonnes per day
Nominal capacity

Continue to improve total leaching stacking rates

Stacking rates, ktpd

Head grade, %


400
200
0
0.80
0.60
0.40
0.20
0.00
FY14
FY15
FY16e
FY17e
Stacking rates
Head grade

BHP Billiton Investor Briefing, Escondida
December 2015

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~1.2 Mtpa average production capacity for a decade
We are optimising the mine plan to reduce variability in grade and recoveries split shell on pit expansions
ore value ranking to optimise material to concentrator and cathode feed
EWS is expected to resolve the water availability bottleneck in H2 FY17
Copper production capacity expected to average ~1.2 Mtpa for a decade from FY16
~0.94 Mt production expected in FY16
~1.08 Mt production expected in FY17
Average annual concentrator head grade of ~0.9% expected for the decade from FY16
~0.8% for several years from FY18
increase to ~1.0% expected in the early 2020s
No new major capital required for the decade post FY17, supporting strong free cash flow generation
Achieving stability in our production processes
Payable copper production, kt
1,250
1,000
750
500
250
0
FY12 FY14 FY16e FY16-25e
Total copper production capacity Cathode Concentrate
OLAP bucket wheel reclaimer
BHP Billiton Investor Briefing, Escondida December 2015 17 bhpbilliton

Unlocking our full potential

- Mineral resource base of ~27 Bt at 0.52% TCu[1] could extend our operation to >100 years
- Strategic resource availability (water, power, capital, logistics, labour) and intensity of use
- Technology is the key to our mining strategy
  - massive mining methods
  - equipment evolution (autonomy, scale)
- Improving concentrator and cathode recovery through operating excellence and technology
  - grind size optimisation
  - flotation optimisation
  - leaching optimisation (salt enhanced leaching)

Resource enables future growth[1,2]
Bt


6.3 Bt at 0.63% TCu
4.6 Bt at 0.51% TCu
16 Bt at 0.47% TCu
Measured
Indicated
Inferred

Potential future pit development
Escondida and Escondida Norte Pits


Escondida Pit
Escondida Norte Pit
Pampa Escondida Pit
Potential Mega Pit

1. Total copper (TCu) includes oxide, mixed and sulphide.
2. Total classified mineral Resources on a 100% basis as presented in slide 3.

BHP Billiton Investor Briefing, Escondida
December 2015
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Key themes

- **Our outstanding safety record is being enhanced by an increased focus on vehicle safety**
- **Our transformation program (E3.0) is delivering a step change in productivity**
  - targeting a grade-adjusted 20% reduction in unit cost by end FY17[1]
  - targeting 65% improvement in people productivity by end FY17[2]
- **Our proactive approach to water and power provides a strategic advantage**
- **Our three concentrator strategy will release latent capacity at very low capital intensity**
  - the Los Colorados Extension (LCE) project will prolong the life of the concentrator until at least FY30
  - investment ~US$200 million, IRR ~100%, one year execution, approval targeted in H2 FY16
- **~1.2 Mtpa average production capacity for a decade from FY16 with minimal further capital required**
  - maintaining our competitive position on the cost curve with unit costs of US$1.08/lb by FY17[3]
- **Outstanding resource quality provides optionality for long-term growth through technology**

1. Relative to FY15 and on a FY15 grade-equivalent basis.
2. Relative to FY14.
3. Unit cash costs presented net of one-off items, by-product credits, freight and TCRCs; exchange rates of USD/CLP 729 in FY17e.

BHP Billiton Investor Briefing, Escondida
December 2015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: December 2, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary